UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 1-4801

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BARNES GROUP INC. RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Barnes Group Inc.
123 Main Street
Bristol, Connecticut 06010

Barnes Group Inc. Retirement Savings Plan
Financial Statements and Supplemental Information
Years ended December 30, 2012 and 2011

Report of Independent Registered Public Accounting Firm

To the Benefits Committee of the
Barnes Group Inc. Retirement Savings Plan
Bristol, Connecticut

Report on the Financial Statements

We have audited the accompanying financial statements of the Barnes Group Inc. Retirement Savings Plan (the Plan), which comprise the statements of net assets available for benefits as of December 30, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Plan management is responsible for the preparation and fair presentation of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The Supplemental Schedule of Assets (Held at End of Year) as of December 30, 2012, referred to as “supplemental information,” is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Fiondella, Milone & LaSaracina LLP
Glastonbury, Connecticut
June 19, 2013

Barnes Group Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 30,
	2012	2011
Assets
Cash and cash equivalents	$3,491,541	$3,319,199
Investments at fair value:
Mutual funds	119,535,565	100,846,438
Managed income portfolio fund	51,631,537	56,076,949
Barnes Group Inc. common stock	69,429,198	75,277,345
Total investments at fair value	240,596,300	232,200,732
Receivables:
Notes receivable from participants	6,205,178	6,251,260
Employer contributions	3,161,741	3,273,212
Total receivables	9,366,919	9,524,472

Total assets	253,454,760	245,044,403

Liabilities
Accrued expenses	24,856	24,856
Total liabilities	24,856	24,856
Net assets reflecting all investments at fair value	253,429,904	245,019,547
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(1,400,232)	(1,362,483)
Net assets available for benefits	$252,029,672	$243,657,064
See accompanying notes.

Barnes Group Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 30,
	2012	2011
Additions
Investment income:
Interest and dividend income	$5,033,598	$5,192,903
Net appreciation in fair value of investments	3,589,114	4,732,558
Total investment income	8,622,712	9,925,461
Contributions:
Employer match	3,503,995	3,395,271
Participant and rollover	10,913,917	9,986,489
Profit sharing	3,162,168	3,281,551
Total contributions	17,580,080	16,663,311
Other income:
Interest on notes receivable from participants	281,137	252,160
Total additions	26,483,929	26,840,932
Deductions
Benefit payments	17,975,496	20,685,058
Administrative expenses	135,825	102,992
Total deductions	18,111,321	20,788,050
Net increase in net assets available for benefits	8,372,608	6,052,882
Net assets available for benefits:
Beginning of year	243,657,064	237,604,182
End of year	$252,029,672	$243,657,064
See accompanying notes.

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements

December 30, 2012 and 2011
1. Description of Plan

The following description of the Barnes Group Inc. (the Company) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description on the Plan’s provisions.

General

The Plan is a defined contribution plan. Full-time salaried and non-union hourly United States employees of the Company are eligible to participate in the Plan. Members of collective bargaining units are not eligible to participate. Eligible employees may participate in the Plan on the first day of the month that follows or is coincident with their date of hire. All newly eligible employees are automatically enrolled in the Plan sixty days following their date of hire.

The Plan was last amended and restated effective January 1, 2013 (see Note 11).

Participant Accounts

Each participant’s account is credited with (1) the participant’s contribution and allocations of (2) the Company’s contributions, if any, and (3) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and offset administrative expenses of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investment Options

All investment programs are fully participant-directed. Participants may direct the investment of their contributions and the Company’s discretionary matching and profit sharing contributions, if any, into any of the Plan’s available investment options.

Contributions

Subject to certain restrictions which may be applied to highly-compensated employees, participants must elect to make contributions to the Plan through payroll deductions of between 1% and 75% (in whole percentages) of their Plan compensation. In accordance with the Internal Revenue Code, participant pre-tax contributions cannot exceed $17,000 and $16,500 in 2012 and 2011, respectively, with the exception of certain allowable catch-up contributions for participants over the age of 49. Such contributions may be made on a pre-tax or after-tax basis. After-tax contributions are not subject to matching Company contributions and the combined pre-tax and after-tax deduction cannot exceed 75% of Plan compensation (the after-tax portion of which cannot exceed 10% of Plan compensation). A participant may also elect to increase or reduce the amount of contributions at any time.

All profit sharing contributions are made by the Company. For all participating divisions, a minimum contribution is equal to 3.5% of each eligible employee’s paid compensation which includes base wages, overtime, shift differential and commissions.

The Company match is equal in value to 50% of the participants’ pre-tax contribution up to 6% of their Plan compensation and may be invested in any of the Plan’s investment alternatives.

Benefits

Upon a participant’s separation from service due to death, disability or retirement, benefits may be distributed to them or their beneficiary (in the event of death) in a single lump-sum amount equal to the vested value of their account. Active participants may also withdraw funds from their accounts under certain hardship conditions.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowances for credit losses have been recorded as of December 30, 2012 and 2011. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, not including the profit sharing portion. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans fund. Personal loan terms generally can be up to five years. The loans are collateralized by the balance in the participant’s account and bear a reasonable rate of interest as established by the Benefits Committee in a nondiscriminatory manner.

Vesting

A participant is 100% vested in the Company match following two completed years of service with the Company. Participants are always 100% vested with respect to their own contributions plus actual earnings thereon. In addition, Company contributions become 100% vested upon death, permanent disability or when the participant reaches age 55.

Profit sharing vesting is as follows:

(1) For employees of participating divisions other than Bowman U.S.:

Period of Service	Vested and Nonforfeitable Percentage

Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%

(2) For employees of Bowman U.S.:

Period of Service	Vested and Nonforfeitable Percentage

Less than 5 years	0%
5 or more years	100%

Trustee
Fidelity Management Trust Company (Fidelity) is the trustee for all Plan assets. The Benefits Committee, appointed by the Board of Directors of the Company, is responsible for the general administration of the Plan.
Plan Termination
The Company presently intends to continue the Plan indefinitely; however, the Company's Board of Directors may terminate the Plan at any time. Upon termination of the Plan, all participants become fully vested in all Company contributions and earnings credited to their accounts as of the date of such termination.

2. Summary of Significant Accounting Policies
Basis of Accounting
The financial records of the Plan are maintained on the accrual basis of accounting.
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds, a managed income portfolio fund and Barnes Group Inc. common stock. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Investment Valuation and Income Recognition

The Plan's mutual funds are stated at fair value, which is based on quoted market prices in an active market. The market value of mutual funds is based on the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis.

The Plan's investment in a managed income portfolio fund (the Fidelity Managed Income Portfolio II) is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962 (ASC 962), which discusses the accounting treatment for fully benefit-responsive investment contracts. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

At December 30, 2012 and 2011, the adjustment from fair value to contract value for the fully benefit-responsive investment contracts was determined by the Plan sponsor by calculating the Plan's proportional share of the adjustment listed in the fund's audited financial statements. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrator expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

At December 30, 2012 and 2011, the statements of net assets available for benefits present the fair value of the investment in the fully benefit-responsive investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

The fair value of investments in the Company's common stock is based upon quoted market prices.
The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation in the fair value of investments, which consists of the realized and unrealized gains or losses on those investments.
Fair Value of Investments

The Plan follows FASB ASC 820, Fair Value Measurements and Disclosures (ASC 820), for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 defines fair value, establishes a fair value hierarchy, and expands disclosures about fair value measurements.

ASC 820 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including the Plan's own credit risk.

In addition to defining fair value, ASC 820 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:
Level 1 - Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
Level 2 - Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based valuation techniques that include option pricing models, discounted cash flow models, and similar techniques.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses

The Plan provides that all expenses incurred in administering the Plan may be paid by the Plan or the Company. During 2012 and 2011, the Company elected to pay for all Plan administrative expenses other than loan origination fees and redemption charges on certain funds. In 2012 and 2011, certain legal and audit fees relating to the Plan were paid by the Plan.
Contributions
Employee contributions are recorded in the period in which the employee payroll deductions are made.

New Accounting Pronouncement

In May 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (ASU 2011-04). ASU 2011-04 improves the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with Generally Accepted Accounting Principles (GAAP) and International Financial Reporting
Standards. Although most of the amendments only clarify existing guidance in GAAP, ASU 2011-04 requires new disclosures, with a particular focus on Level 3 measurements, including quantitative information about the significant unobservable inputs used for all Level 3 measurements and a qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in the unobservable inputs disclosed. ASU 2011-04 also requires the hierarchy classification for those items whose fair value is not recorded on the statements of net assets available for benefits but is disclosed in the footnotes. ASU 2011-04 is effective for financial statements issued for fiscal years beginning after December 15, 2011. The adoption of ASU No. 2011-04 did not have a material effect on the Plan’s financial statements as of and for the years ended December 30, 2012 and 2011.

3. Investments
The Plan has investments in Barnes Group Inc. common stock, Fidelity mutual funds and a managed income portfolio fund.
The following investments represent 5% or more of the Plan’s net assets:

	December 30,
	2012	2011
Barnes Group Inc. common stock	$69,429,198	$75,277,345
Fidelity Managed Income Portfolio II	51,631,537	56,076,949
Fidelity Freedom K 2020 Fund	27,197,504	24,302,314
Fidelity Blue Chip Growth Fund	13,475,350	*
Fidelity Freedom K 2030 Fund	13,199,691	*

*The investment balance did not exceed 5% of the Plan's net assets available for benefits.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 30,
	2012	2012
Barnes Group Inc. common stock	$(6,273,496)	$11,994,232
Mutual funds	9,862,610	(7,261,674)
	$3,589,114	$4,732,558

4. Fair Value Measurements
The following table summarizes the fair values and levels within the fair value hierarchy in which the fair value measurements fall for assets measured on a recurring basis as of December 30, 2012:

Description	Level 1	Level 2	Level 3	Total
Investments
Mutual funds	$119,535,565	$—	$—	$119,535,565
Managed income portfolio fund	—	51,631,537	—	51,631,537
Barnes Group Inc. common stock	69,429,198	—	—	69,429,198
Total investments	$188,964,763	$51,631,537	$—	$240,596,300
The following table summarizes the fair values and levels within the fair value hierarchy in which the fair value measurements fall for assets measured on a recurring basis as of December 30, 2011:

Description	Level 1	Level 2	Level 3	Total
Investments
Mutual funds	$100,846,438	$—	$—	$100,846,438
Managed income portfolio fund	—	56,076,949	—	56,076,949
Barnes Group Inc. common stock	75,277,345	—	—	75,277,345
Total investments	$176,123,783	$56,076,949	$—	$232,200,732

5. Managed Income Portfolio Fund

The Plan maintains a managed income portfolio fund with Fidelity. The contract is included in the statements of net assets available for benefits at fair value. The adjustment from fair value to contract value for the investment contract is based on the contract value as reported to the Plan by Fidelity. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The fair value and contract value of the investment contract at December 30, 2012 was $51,631,537 and $50,231,305, respectively. The fair value and contract value of the investment contract at December 30, 2011 was $56,076,949 and $54,714,466, respectively. The average yield and crediting rates for 2012 were 1.73% and 1.28%, respectively. The average yield and crediting rates for 2011 were 1.92% and 1.60%, respectively.

6. Notes Receivable from Participants

Participants may elect to take loans from their accumulated vested account balances in the Plan subject to certain limitations. The loans are withdrawn from the participants’ fund balances based upon the percentages in which they were invested and in a sequence as prescribed by the Plan. Interest is charged on the loans at a rate determined quarterly at prime as published in the Wall Street Journal plus one half of one percent (interest rates on outstanding loans at December 30, 2012 ranged from 3.75% to 9.50%). Interest charges commence sixty days subsequent to the initial loan date.

Loan repayments are made in equal periodic installments for a period not to exceed five years and are invested on the participant’s behalf in the investment funds per the participant’s investment elections. As of December 30, 2012 and 2011, there were 763 and 759 loan fund participants with loans outstanding, respectively.

7. Benefit Payments and Forfeitures

During 2012 and 2011, benefit payments amounted to $17,975,496 and $20,685,058, respectively. If a participant terminates his employment with the Company, the portion of Company contributions not vested is forfeited. Such forfeitures, which amounted to $186,516 and $178,178 in 2012 and 2011, respectively, were used to reduce Company contributions and Plan expenses. Profit sharing forfeitures are reallocated as Company contributions.

8. Federal Income Tax Status

The U.S. Treasury Department has determined, most recently as of May 28, 2002, that the Plan as originally adopted and amended through January 1, 2002 is a qualified plan under the applicable provisions of the Internal Revenue Code and, as such, is exempt from Federal income taxes. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator, in consultation with relevant experts, believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Employees are not taxed currently on Company contributions to the Plan, contributions made under the salary deferral provisions of the Plan, or on income earned by the Plan. However, employees are currently taxed on any after-tax contributions. Internal Revenue Service and applicable state regulations in effect in the year participant distributions are made determine the tax status of such distributions.

The Plan has applied for a new determination letter but has yet to receive it.

9. Company Stock Transactions

In 2012, the Plan purchased on the open market 939,800 shares of Barnes Group Inc. common stock at a cost of $23,186,791. The Plan also sold on the open market 828,700 shares at a market value of $21,127,178. The Plan received no shares as matching contributions from the Company.

In 2011, the Plan purchased on the open market 765,746 shares of Barnes Group Inc. common stock at a cost of $16,643,487. The Plan also sold on the open market 1,097,752 shares at a market value of $25,036,523. The Plan received no shares as matching contributions from the Company.

The Plan owned 3,163,585 shares of Barnes Group Inc. common stock or approximately 5% of the outstanding common shares of the Company at December 30, 2012. The Plan owned 3,119,731 shares of Barnes Group Inc. common stock or approximately 5% of the outstanding common shares of the Company at December 30, 2011.

10. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 30:

	2012	2011
Net assets available for benefits per the financial statements	$252,029,672	$243,657,064
Deemed defaulted loans	(137,983)	(91,693)
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	1,400,232	1,362,483
Other receivable	(403)	—
Net assets available for benefits per Form 5500	$253,291,518	$244,927,854
The following is a reconciliation of the net change in net assets available for benefits per the financial statements to Form 5500 as of and for the years ended December 30:

	2012	2011
Total net change per the financial statements	$8,372,608	$6,052,882
Change in deemed defaulted loans	(46,290)	(91,693)
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	37,749	860,811
Other receivable	(403)	—
Total net change per Form 5500	$8,363,664	$6,822,000

11. Subsequent Events

The Company closed its U.S. salaried defined benefit plan to employees hired on or after January 1, 2013. The Retirement Savings Plan was therefore amended and restated effective January 1, 2013 to incorporate a new retirement contribution for eligible participating division employees. Each participating division employee hired, rehired or reclassified by the Company from an ineligible to eligible participation category under the Plan on or after January 1, 2013 will be eligible to receive an incremental contribution equal to 4% of their Plan compensation for such Plan year.

The Company completed the sale of Barnes Distribution North America (“BDNA”) to MSC Industrial Direct Co., Inc. on April 22, 2013. Certain Plan participants that were employed at BDNA were terminated in conjunction with the sale and became fully vested in their retirement contributions.

Barnes Group Inc. Retirement Savings Plan
EIN #06-0247840 Plan #012
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 30, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	Number of Units/Shares	(e) Current Value
*	Fidelity Management Trust Company	Fidelity Equity - Income K Fund	$7,598,100	191,772	$8,903,993
*	Fidelity Management Trust Company	Spartan 500 Index Fund	4,630,178	95,202	4,725,843
*	Fidelity Management Trust Company	Fidelity Blue Chip Growth Fund	11,490,555	280,328	13,475,350
*	Fidelity Management Trust Company	Eaton Vance Parametric Structured Emerging Markets Fund	1,400,670	101,957	1,512,021
*	Fidelity Management Trust Company	Fidelity Stock Selector Small Cap Fund	8,445,821	483,790	9,574,205
*	Fidelity Management Trust Company	Fidelity Diversified International Fund	11,197,236	376,775	11,182,672
*	Fidelity Management Trust Company	Fidelity Freedom K Income Fund	2,495,379	222,800	2,597,846
*	Fidelity Management Trust Company	Fidelity Freedom K 2010 Fund	6,906,774	584,543	7,487,998
*	Fidelity Management Trust Company	Fidelity Freedom K 2020 Fund	24,725,027	2,046,464	27,197,504
*	Fidelity Management Trust Company	Fidelity Freedom K 2030 Fund	12,121,207	970,566	13,199,691
*	Fidelity Management Trust Company	Fidelity Freedom K 2040 Fund	5,766,741	450,119	6,193,631
*	Fidelity Management Trust Company	Fidelity Freedom K 2050 Fund	2,069,316	157,044	2,192,333
*	Fidelity Management Trust Company	Dreyfus Bond Market Index Fund	5,503,298	506,360	5,590,216
*	Fidelity Management Trust Company	Munder Mid Cap Core GR Y	3,152,031	119,062	3,827,848
*	Fidelity Management Trust Company	Spartan Extended Market Index	1,914,524	47,829	1,874,414
	Total mutual funds				119,535,565

*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio II	50,231,305	50,231,305	51,631,537

*	Barnes Group Inc.	Common Stock	66,955,877	3,163,585	69,429,198

*	Fidelity Management Trust Company	Cash and cash equivalents	3,491,541	3,491,541	3,491,541

*	Notes receivable from participants	Interest rates ranging from 3.75% - 9.50%, with maturity dates ranging from January 2013 to December 2017	—	—	6,205,178
	Total assets (held at end of year)				$250,293,019

*	party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of the Board of Directors of Barnes Group Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Barnes Group Inc.
Retirement Savings Plan
(Registrant)

Date:	By:	/s/ DAWN N. EDWARDS
Dawn N. Edwards
Member of the Benefits Committee of Barnes Group Inc.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm.